UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               MAX RE CAPITAL LTD.
                               -------------------
                                (Name of Issuer)

                    Common Shares, Par Value $1.00 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G6052F103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [_]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13G

CUSIP No.  G6052F103                                           Page 2 of 8 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [_]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          3,773,668/1/
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   3,773,668/1/

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,773,668/1/

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    9.49%/1/

12       Type of Reporting Person (See Instructions)

                                    IA


/1/  See Item 4(a).

                                                               Page 3 of 8 Pages



Item 1(a)         Name of Issuer:

                  Max Re Capital Ltd. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Ascot House, 28 Queen Street, Hamilton, HM 11, Bermuda

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by Louis M. Bacon ("Mr. Bacon") in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of a registered commodity trading advisor (the "Advisor") which serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the "Fund"), (b) the majority equity holder of a limited liability company (the "Equity LLC") that serves as the general partner of a Delaware limited partnership (the "U.S. Partnership") and (c) the sole member of a limited liability company (the "Managing LLC") that is the managing member of Moore Holdings, LLC, a Delaware limited liability company ("Moore Holdings").

                  This statement relates to Shares (as defined herein) held for the accounts of the Fund, the U.S. Partnership and Moore Holdings. Mr. Bacon, in his capacity as the Chairman and CEO of the Advisor, the sole member of the Equity LLC and the sole managing member of the Managing LLC, may be deemed the beneficial owner of the Shares held for the accounts of the Fund, the U.S. Partnership and Moore Holdings.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of Mr. Bacon is located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  Mr. Bacon is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Shares, par value $1.00 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  G6052F103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:


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                                                               Page 4 of 8 Pages

Item 4(a)         Amount Beneficially Owned:

                  Mr. Bacon may be deemed the beneficial owner of 3,773,668 Shares. This number consists of (A) 1,666,667 Shares held for the account of the Fund and (B) 666,667 Shares held for the account of the U.S. Partnership and (C) 1,440,334 Shares held for the account of Moore Holdings.

                  The 3,773,668 Shares reported herein do not include 5,226,333 non-voting common shares of Max Re Ltd., a subsidiary of the Issuer ("Subsidiary Shares"), and warrants that are immediately exercisable into 4,411,452 Subsidiary Shares. Subsidiary Shares may be exchanged by the holder for Shares, on a one for one basis, in certain circumstances, including following a sale, transfer or other disposition to an unaffiliated third party. However, Subsidiary Shares can not be exchanged for Sahres, without consent of the board of directors of the Issuer, other than to deliver Shares upon a sale in the public market, if permissible.

Item 4(b)         Percent of Class:

                  The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 9.49% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:

Mr. Bacon:
---------

  (i)      Sole power to vote or to direct the vote:                           0

  (ii)     Shared power to vote or to direct the vote:                 3,773,668

  (iii)    Sole power to dispose or to direct the disposition of:              0

  (iv)     Shared power to dispose or to direct the disposition of:    3,773,668

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by the Fund in accordance with their ownership interests in the Fund.

                  (ii) The partners of the U.S. Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the U.S. Partnership in accordance with their partnership interests in the U.S. Partnership.

                  (iii) The partners of Moore Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Moore Holdings in accordance with their partnership interests in Moore Holdings.

                                                               Page 5 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 8 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2002

                                                 LOUIS M. BACON



                                                 By:    /s/ Stephen R. Nelson
                                                        ------------------------
                                                        Name: Stephen R. Nelson
                                                        Title: Attorney-in-Fact

                                                               Page 7 of 8 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A.       Power of Attorney, dated as of November 28, 1997, granted
         by Louis M. Bacon in favor M. Elaine Crocker, Kevin F.
         Shannon and Stephen R. Nelson.........................................8